SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

RECEIVED
2006 AUG 18 P 2:10
OFFICE OF INTERNATIONAL CORPORATE FINANCE

16 August 2006

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.





06016144

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 15 August 2006 as published in the South China Morning Post in Hong Kong on 16 August 2006 for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko
Company Secretary

PROCESSED
AUG 2 3 2006
THOMSON
FINANCIAL

IK/gc/cw

Encl.

c.c. J P Morgan
- Mr. Bric Luk

E\cw\sa\SHPCL&SHMB_2Q2006\ltr.doc.3

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842





SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司*

website: http://www.ir.shangri-la.com

(Stock Code: 00069)

ANNOUNCEMENT OF UNAUDITED FINANCIAL RESULTS BY SUBSIDIARY –

SHANGRI-LA HOTEL PUBLIC COMPANY LIMITED, THAILAND

THIS IS NOT THE ANNOUNCEMENT OF THE UNAUDITED FINANCIAL RESULTS OF SHANGRI-LA ASIA LIMITED ("SA") FOR THE THREE MONTHS AND SIX MONTHS ENDED 30 JUNE 2006. THIS ANNOUNCEMENT IS MADE BY SA PURSUANT TO THE REQUIREMENTS OF RULE 13.09(2) OF THE RULES GOVERNING THE LISTING OF SECURITIES ON THE STOCK EXCHANGE OF HONG KONG LIMITED TO PROVIDE SHAREHOLDERS OF SA AND THE PUBLIC WITH UNAUDITED FINANCIAL INFORMATION OF A LISTED SUBSIDIARY WHICH HAS ANNOUNCED SUCH INFORMATION TO THE PUBLIC IN THAILAND ON 15 AUGUST 2006 PURSUANT TO SECTION 56 OF SECURITIES AND EXCHANGE ACT B.E. 2535.

SA WILL SEPARATELY ANNOUNCE ITS OWN INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2006 IN DUE COURSE.

SUMMARY

SHANGRI-LA HOTEL PUBLIC COMPANY LIMITED, THAILAND ("SHPCL"), a 73.61% subsidiary of SA and a company listed on the Stock Exchange of Thailand, has announced its unaudited financial results for the three months and six months ended 30 June 2006 in Thailand on 15 August 2006. The unaudited financial statements of SHPCL have been prepared in accordance with accounting principles and practices generally accepted in Thailand. The unaudited Consolidated Earnings Statement of SHPCL is provided below.

SHPCL, a subsidiary of SA listed on the Stock Exchange of Thailand and in which SA has a 73.61% interest, has announced its unaudited financial results for the three months and six months ended 30 June 2006 in Thailand on 15 August 2006. The unaudited Consolidated Earnings Statement of SHPCL is provided below:

SHANGRI-LA HOTEL PUBLIC COMPANY LIMITED, THAILAND
UNAUDITED CONSOLIDATED EARNINGS STATEMENT
FOR THE THREE MONTHS AND SIX MONTHS ENDED 30 JUNE 2006

	Three months ended 30 June		Six months ended 30 June	
	2006	2005	2006	2005
	Baht'000	*Baht'000*	*Baht'000*	*Baht'000*
Revenues from hotel operations:				
Room	243,830	217,240	574,553	497,277
Food and beverage	183,204	160,424	399,797	373,354
Others	40,103	37,927	83,150	79,959
Total revenues from hotel operations	467,137	415,591	1,057,500	950,590
Cost of sales and services	(141,064)	(131,671)	(299,882)	(278,268)
Gross profit	326,073	283,920	757,618	672,322
Selling and administrative expenses	(121,860)	(104,308)	(246,526)	(222,186)
Earnings from the sale of goods and the rendering of services	204,213	179,612	511,092	450,136
Other incomes				
Gain on disposal of fixed assets	84	1,121	375	1,264
Interest income	19,660	4,121	29,397	8,955
Other income	8,898	13,643	14,180	16,228
Other expenses				
Depreciation	(77,732)	(75,518)	(154,079)	(149,475)
Others	(1,315)	–	(6,345)	–
Directors' remuneration	(915)	(915)	(1,830)	(1,830)
EARNINGS FROM OPERATIONS	152,893	122,064	392,790	325,278
SHARE OF GAIN (LOSS) FROM INVESTMENTS ACCOUNTED FOR UNDER EQUITY METHOD	–	–	–	–
PROVISION FOR LOSS ON LOANS TO AND INVESTMENT IN RELATED COMPANIES	(10,736)	(12,011)	(22,709)	(19,665)
EARNINGS BEFORE INCOME TAX	142,157	110,053	370,081	305,613
CORPORATE INCOME TAX	(40,700)	(27,131)	(101,476)	(75,001)
NET EARNINGS FOR THE PERIOD	101,457	82,922	268,605	230,612
BASIC EARNINGS PER SHARE (BASED ON NET EARNINGS) (BAHT)	0.78	0.64	2.07	1.77

GENERAL

SHAREHOLDERS SHOULD NOTE THAT THE ABOVE UNAUDITED FINANCIAL RESULTS INCLUDING THE EARNINGS PER SHARE PERTAIN ONLY TO SHPCL, A 73.61% SUBSIDIARY OF SA, AND NOT TO SA ITSELF.

SA WILL ACCOUNT FOR ITS 73.61% SHARE OF THE 2006 CONSOLIDATED RESULTS OF SHPCL IN SA'S 2006 INTERIM AND FINAL RESULTS AFTER MAKING APPROPRIATE ADJUSTMENTS TO CONFORM WITH SA'S ACCOUNTING POLICIES WHICH ARE IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN HONG KONG.

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Loong, Edward
Chairman

Hong Kong, 15 August 2006

* *for identification purpose only*